================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

        [ ] TRANSITION REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____________ TO ___________

Commission file number 0-141090

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         DREYER'S GRAND ICE CREAM, INC.
                               5929 COLLEGE AVENUE
                                OAKLAND, CA 94618



================================================================================

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                                                     PAGE
                                                                                     ----
REPORT OF INDEPENDENT ACCOUNTANTS                                                      1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits, with Fund Information,
        at December 31, 1998 and 1997                                                2 - 3

    Statements of Changes in Net Assets Available for Benefits, with Fund
        Information, for the Years Ended December 31, 1998 and 1997                  4 - 5

    Notes to Financial Statements                                                    6 - 10

ADDITIONAL INFORMATION:

    Schedule I - Assets Held for Investment Purposes at December 31, 1998             11

    Schedule V - Reportable Transactions - Series of Transactions During the
        Year Ended December 31, 1998 in Excess of 5% of the Current Value of
        Plan Assets at December 31, 1997                                              12


Note: Schedules II, III and IV are not presented as they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative Committee of the Dreyer's Grand Ice Cream, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes (Schedule I - Item 27a) and Reportable Transactions (Schedule V - Item 27d) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

San Francisco, California
June 4, 1999

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                  SCHWAB          LOOMIS       JURIKA &
                                  STABLE       SAYLES BOND      VOYLES     RAINIER CORE
                                   VALUE      INSTITUTIONAL    BALANCED      EQUITY         STOCK
                                   FUND           FUND           FUND         FUND          FUND

ASSETS
   Investments at fair value:
    Collective investments
     trusts                     $ 4,323,213    $        --   $        --   $        --   $        --
    Common stock                         --             --            --            --    10,627,672
    Interest in master trust             --        441,570            --            --            --
    Interest in pooled funds             --             --     5,496,817    14,640,841           674
    Participant loans                    --             --            --            --            --
    Cash                                 --             --            --            --            --
                                -----------    -----------   -----------   -----------   -----------

                                  4,323,213        441,570     5,496,817    14,640,841    10,628,346

   Contributions receivable
    (payable):
     Employee                        10,583          2,864        18,362        38,424        31,238
     Employer                       (99,481)        23,311       141,634       331,097       308,492
   Accrued dividends
    receivable                           --             --        35,081            --            --
   Other receivables                      2             --            --            43            12
                                -----------    -----------   -----------   -----------   -----------

   Net assets available for
    benefits                    $ 4,234,317    $   467,745   $ 5,691,894   $15,010,405   $10,968,088
                                ===========    ===========   ===========   ===========   ===========


                                    BT        SCHWAB S & P
                                 INVESTMENT     SELECT
                                INTERNATIONAL    SHARE           LOAN
                                   FUND           FUND           FUND         CASH          TOTAL

ASSETS
   Investments at fair value:
    Collective investments
     trusts                      $        --   $        --   $        --            $-   $ 4,323,213
    Common stock                          --            --            --            --    10,627,672
    Interest in master trust              --            --            --            --       441,570
    Interest in pooled funds         617,594    24,761,882            --            --    45,517,808
    Participant loans                     --            --     2,753,732            --     2,753,732
    Cash                                  --            --            --         2,838         2,838
                                 -----------   -----------   -----------   -----------   -----------

                                     617,594    24,761,882     2,753,732         2,838    63,666,833

   Contributions receivable
    (payable):
     Employee                          3,782        62,837            --            --       168,090
     Employer                         28,114       543,434            --            --     1,276,601
   Accrued dividends
    receivable                            --            --            --            --        35,081
   Other receivables                       4            46            --            --           107
                                 -----------   -----------   -----------   -----------   -----------

   Net assets available for
    benefits                     $   649,494   $25,368,199   $ 2,753,732   $     2,838   $65,146,712
                                 ===========   ===========   ===========   ===========   ===========


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION, AT DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                   Schwab          Loomis       Jurika &         Rainier
                                   Stable        Sayles Bond     Voyles            Core
                                   Value        Institutional   Balanced          Equity         Stock
                                   Fund             Fund          Fund             Fund           Fund
Assets
   Investments at fair value:
    Collective investments
     trusts                     $  3,634,354    $         --   $         --    $         --   $         --
    Common stock                          --              --             --              --      8,602,622
    Interest in master trust                          46,157
    Interest in pooled
     funds                                --                      5,712,812     13,098,798          16,893
    Participant loans                     --              --             --              --             --
                                ------------    ------------   ------------    ------------   ------------

                                   3,634,354          46,157      5,712,812      13,098,798      8,619,515

   Contributions receivable:
    Employee                              --              --             --              --             --
    Employer                          34,486          12,198        124,820         272,703        216,777
   Accrued dividends
    receivable                            --              --             --              --          2,281
   Inter-fund transfers
    receivable(payable)               (5,596)             --         (6,824)             --             --
                                ------------    ------------   ------------    ------------   ------------

   Net assets available
    for benefits                $  3,663,244    $     58,355   $  5,830,808    $ 13,371,501   $  8,838,573
                                ------------    ------------   ------------    ------------   ------------


                                   BT         Schwab S & P
                                Investment       Select
                               International      Share           Loan
                                   Fund           Fund            Fund           Cash           Total
Assets
   Investments at fair value:
    Collective investments
     trusts                    $         --   $         --    $         --   $         --   $  3,634,354
    Common stock                         --             --              --             --      8,602,622
    Interest in master trust                                                                      46,157
    Interest in pooled
     funds                           54,035     20,871,527              --             --     39,754,065
    Participant loans                    --             --       1,699,800             --      1,699,800
                               ------------   ------------    ------------   ------------   ------------

                                     54,035     20,871,527       1,699,800             --     53,736,998

   Contributions receivable:
    Employee                             --             --              --             --             --
    Employer                         14,162        435,599              --             --      1,110,745
   Accrued dividends
    receivable                           --             --              --             --          2,281
   Inter-fund transfers
    receivable(payable)                  --         (2,734)             --         15,154             --
                               ------------   ------------    ------------   ------------   ------------

   Net assets available
    for benefits               $     68,197   $ 21,304,392    $  1,699,800   $     15,154   $ 54,850,024
                               ------------   ------------    ------------   ------------   ------------


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                 SCHWAB          LOOMIS          JURIKA &
                                 STABLE        SAYLES BOND        VOYLES       RAINIER CORE
                                  VALUE      INSTITUTIONAL      BALANCED         EQUITY          STOCK
                                  FUND            FUND            FUND            FUND            FUND
                              ------------    ------------    ------------    ------------    ------------
Additions to net assets
   attributed to:
   Investment income:
    Interest                  $     13,867    $         --    $     23,367    $     47,088    $     45,619
    Dividends                           --              --         503,440         741,861          41,830
    Realized and unrealized
     gains/(losses), net           216,331              --        (134,895)      1,756,771      (2,353,639)
    Beneficial interest in
     investment income of
     master trust                       --          23,424              --              --              --
                                  ------------    ------------    ------------    ------------    ------------
                                   230,198          23,424         391,912       2,545,720      (2,266,190)

Contributions:
   Employee                        315,748          83,267         691,395       1,504,079       1,213,296
   Employer                         (9,175)         23,262         125,895         305,123         298,947
   Employee rollovers from
    other qualified plans           25,123           4,874          70,448         143,629         167,931
                              ------------    ------------    ------------    ------------    ------------

     Total additions               561,894         134,827       1,279,650       4,498,551        (586,016)
                              ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefit and loan
    payments                       614,374          25,632         410,820       1,021,389         402,277
   Administrative expenses           8,365             574          11,901          28,732          20,095
                              ------------    ------------    ------------    ------------    ------------

     Total deductions              622,739          26,206         422,721       1,050,121         422,372
                              ------------    ------------    ------------    ------------    ------------

Net increase (decrease)            (60,845)        108,621         856,929       3,448,430      (1,008,388)

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year             3,663,244          58,355       5,830,808      13,371,501       8,838,573
   Transfers                       631,918         300,769        (995,843)     (1,809,526)      3,137,903
                              ------------    ------------    ------------    ------------    ------------

   End of year                $  4,234,317    $    467,745    $  5,691,894    $ 15,010,405    $ 10,968,088
                              ------------    ------------    ------------    ------------    ------------


                                   BT        SCHWAB S & P
                               INVESTMENT       SELECT
                              INTERNATIONAL     SHARE            LOAN
                                  FUND           FUND            FUND            CASH           TOTAL
                              ------------   ------------    ------------    ------------    ------------
Additions to net assets
   attributed to:
   Investment income:
    Interest                  $      3,279   $     75,613    $         --    $         --    $    208,833
    Dividends                        1,613        228,277              --              --       1,517,021
    Realized and unrealized
     gains/(losses), net            14,754      5,223,386              --              --       4,722,708
    Beneficial interest in
     investment income of
     master trust                       --             --              --              --          23,424
                              ------------   ------------    ------------    ------------    ------------
                                    19,646      5,527,276              --              --       6,471,986

Contributions:
   Employee                        111,466      2,458,061              --              --       6,377,312
   Employer                         27,875        505,919              --              --       1,277,846
   Employee rollovers from
    other qualified plans           64,047        257,698              --              --         733,750
                              ------------   ------------    ------------    ------------    ------------

     Total additions               223,034      8,748,954              --              --      14,860,894
                              ------------   ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefit and loan
    payments                        30,683      1,699,179         241,973              --       4,446,327
   Administrative expenses             917         47,295              --              --         117,879
                              ------------   ------------    ------------    ------------    ------------

     Total deductions               31,600      1,746,474         241,973              --       4,564,206
                              ------------   ------------    ------------    ------------    ------------

Net increase (decrease)            191,434      7,002,480        (241,973)             --      10,296,688

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                68,197     21,304,392       1,699,800          15,154      54,850,024
   Transfers                       389,863     (2,938,673)      1,295,905         (12,316)             --
                              ------------   ------------    ------------    ------------    ------------

   End of year                $    649,494   $ 25,368,199    $  2,753,732    $      2,838    $ 65,146,712
                              ------------   ------------    ------------    ------------    ------------


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                SCHWAB           LOOMIS         JURIKA &
                                STABLE        SAYLES BOND        VOYLES        RAINIER CORE
                                 VALUE       INSTITUTIONAL      BALANCED         EQUITY          STOCK
                                 FUND             FUND            FUND            FUND            FUND

Additions to net assets
   attributed to:
   Investment income:
    Interest                  $    178,795    $         --    $    181,625    $    200,851    $     35,229
    Dividends                           --              --         209,742       1,752,883          56,008
    Realized and unrealized
     gains/(losses), net            51,385              --         382,804         611,566       3,458,831
    Beneficial interest in
     investment income of
     master trust                       --             362              --              --              --
                              ------------    ------------    ------------    ------------    ------------
                                   230,180             362         774,171       2,565,300       3,550,068

Contributions:
   Employee                        320,712           3,341         765,087       1,458,401       1,165,113
   Employer                         34,486          12,198         124,820         272,703         216,777
   Employee rollovers from
    other qualified plans            4,379              --          15,469          58,870          31,543
   Transfer of assets from
    merged plan                    793,881              --         549,099         832,861          85,751
                              ------------    ------------    ------------    ------------    ------------

     Total additions             1,383,638          15,901       2,228,646       5,188,135       5,049,252
                              ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefit and loan
    payments                       202,203              --         271,087         507,414         250,790
   Administrative expenses          15,024              18          34,255          69,090          33,881
                              ------------    ------------    ------------    ------------    ------------

     Total deductions              217,227              18         305,342         576,504         284,671
                              ------------    ------------    ------------    ------------    ------------

Net increase                     1,166,411          15,883       1,923,304       4,611,631       4,764,581

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year             2,682,117              --       4,802,705       9,133,237       5,383,781
   Transfers                      (185,284)         42,472        (895,201)       (373,367)     (1,309,789)
                              ------------    ------------    ------------    ------------    ------------

   End of year                $  3,663,244    $     58,355    $  5,830,808    $ 13,371,501    $  8,838,573
                              ------------    ------------    ------------    ------------    ------------


                                     BT       SCHWAB S & P
                                INVESTMENT       SELECT
                               INTERNATIONAL       SHARE         LOAN
                                    FUND           FUND           FUND           CASH           TOTAL

Additions to net assets
   attributed to:
   Investment income:
    Interest                    $        175   $     19,459   $    120,123             $-   $    736,257
    Dividends                             66        316,328             --             --      2,335,027
    Realized and unrealized
     gains/(losses), net                 824      3,546,472             --             --      8,051,882
    Beneficial interest in
     investment income of
     master trust                         --             --             --             --            362
                                ------------   ------------   ------------   ------------   ------------
                                       1,065      3,882,259        120,123             --     11,123,528

Contributions:
   Employee                            5,036      2,074,639             --             --      5,792,329
   Employer                           14,162        435,599             --             --      1,110,745
   Employee rollovers from
    other qualified plans                 --        120,185        103,106             --        333,552
   Transfer of assets from
    merged plan                           --      1,015,309             --             --      3,276,901
                                ------------   ------------   ------------   ------------   ------------

     Total additions                  20,263      7,527,991        223,229             --     21,637,055
                                ------------   ------------   ------------   ------------   ------------

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefit and loan
    payments                              --        714,638         88,928             --      2,035,060
   Administrative expenses                 9         55,623             --             --        207,900
                                ------------   ------------   ------------   ------------   ------------

     Total deductions                      9        770,261         88,928             --      2,242,960
                                ------------   ------------   ------------   ------------   ------------

Net increase                          20,254      6,757,730        134,301             --     19,394,095

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                      --     11,954,804      1,499,285             --     35,455,929
   Transfers                          47,943      2,591,858         66,214         15,154             --
                                ------------   ------------   ------------   ------------   ------------

   End of year                  $     68,197   $ 21,304,392   $  1,699,800   $     15,154   $ 54,850,024
                                ------------   ------------   ------------   ------------   ------------


                 See accompanying notes to financial statements.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.      DESCRIPTION OF THE PLAN

        The following brief description of the Dreyer's Grand Ice Cream, Inc. Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

        GENERAL

        The Plan is a defined contribution profit sharing plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan benefits participating employees of Dreyer's Grand Ice Cream, Inc. and its subsidiaries (the Company). Effective October 1, 1997, the Plan is administered by the Plan's Administrative Committee (the Committee) and all investments and cash are held by Charles Schwab Trust Company (the Trustee). Schwab Retirement Plan Services provides record keeping services for the Plan. Prior to October 1, 1997, all investments and cash were held by Imperial Trust Company, while Watson Wyatt provided record keeping and consultation services and an investment manager provided investment advisory services for certain of the funds. The Plan became effective January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        ELIGIBILITY

        All full-time employees, other than individuals employed under a collective bargaining agreement which does not provide for participation in the Plan, are eligible to participate in the Plan on the next "entry date" coinciding with or following thirty days of employment. All part-time employees are eligible to participate in the Plan on the next "entry date" coinciding with or following twelve months of employment and at least 1,000 hours of service in the Plan year. The entry dates defined by the Plan are January 1, April 1, July 1 and October 1 of each calendar year.

        EMPLOYEE CONTRIBUTIONS

        In order to participate in the Plan, each participant is required to contribute at least 2% of the compensation received from the Company; however, any participant may elect to contribute an additional amount up to 10% of the participant's compensation within the maximum allowable amount permitted under the Internal Revenue Code. At all times, participants will be fully vested in their contributions adjusted for attributed income, gains, losses and expenses.

        EMPLOYER CONTRIBUTIONS

        The Plan provides that the Company may make discretionary employer matching contributions, subject to approval by the Company's Board of Directors. Discretionary employer matching contributions are made to participants' accounts equal to a percentage of each eligible participant's employee contribution. For eligible participants who have ten or more years of service as of the last day of the Plan year, the percentage of employee contributions matched is twice that of eligible participants with fewer than ten years of service. An eligible participant is defined as an eligible employee who has been employed by

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        the Company for twelve months and has completed at least 1,000 hours of service in the Plan year or who retired, died or was disabled during the Plan year.

        During 1998 and 1997, $174,262 and $182,555, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer matching contributions for the corresponding year and were allocated as of the last day of the year to the matching accounts of eligible participants.

        ROLLOVER CONTRIBUTIONS

        Subject to the terms of the Plan, the Committee may authorize the Trustee to accept from any participant a rollover contribution from another tax-qualified plan, provided the contribution is made within 60 days after receipt of the eligible rollover distribution by the participant from such other tax-qualified plan. Amounts consisting of after-tax employee contributions are not allowed as rollover contributions. The Plan will establish and maintain separate accounts for all rollover contributions. At all times, the participant will be fully vested in his rollover account, adjusted for attributed income, gains, losses and expenses. Cash benefits paid from rollover accounts will be paid in the same manner as other benefits under the Plan.

        TRANSFER OF ASSETS FROM MERGED PLAN

        During 1996, the Company acquired the remaining 50.3% of the outstanding common stock of M-K-D Distributors, Inc. (M-K-D). Effective April 1, 1997, the M-K-D 401(k) Profit Sharing Plan and Trust (M-K-D Plan) was merged with the Plan. In conjunction with this merger, $3,276,901 from the M-K-D Plan was transferred to the Plan on that date.

        PARTICIPANT ACCOUNT VALUATION

        Each participant's account is valued at the last quoted sales price of each business day, including the last business day of the Plan year. The valuation is based on all contributions, withdrawals, investment income, and realized and unrealized gains and losses since the previous business day.

        PLAN BENEFITS

        Upon retirement, death or permanent disability, participants are entitled to an amount equal to 100% of their salary deferral, rollover and Company accounts. In the event of termination prior to retirement, participants will receive the final balances in their salary deferral and rollover accounts plus the vested portion of the Company account to which they are entitled.

        A salary deferral account consists of the portion of a participant's account attributable to the participant's employee contributions and the related investment income; a rollover account consists of the portion of a participant's account attributable to the participant's rollover contributions and the related investment income; and a Company account consists of the portion of a participant's account attributable to Company contributions and the related investment income.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The Plan has a flexible investment policy in which the participant can choose to invest his or her account balance in one or all of a variety of investment funds. The participant's accounts are credited for the return on his investment in proportion to his investment in the respective fund within the Plan.

        Investment options in the Plan include seven funds: a short-term investment fund, a bond fund, a balanced fund, an equity fund, an international equity fund, a stock fund (comprised of the Company's common stock) and an S&P 500 fund.

        VESTING

        After completion of two years of service, participants are entitled to twenty percent (20%) of the final balance of their Company account. For each full year of service thereafter, participants vest an additional fifteen percent (15%) of their Company account balance and are fully vested after seven years. A participant earns one year of service for each year commencing on or after January 1, 1976 in which the participant has worked at least 1,000 hours. If a participant's service is less than two years and ends before retirement, death, or permanent disability, the entire Company account will be forfeited.

        PARTICIPANT LOANS

        The Plan has a participant loan program as allowed by existing Plan provisions. Participants may borrow a portion of their vested accounts, subject to the terms set forth in the Plan and the limitations of the Internal Revenue Code.

        Participant loans, which bear interest at the prime rate plus 2%, are due within five years and are secured by the participant's interest in the balance of his or her account.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING

        The accompanying financial statements have been prepared using the accrual method of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

        INVESTMENTS AND INVESTMENT INCOME

        The Plan's assets are valued at the last quoted sales price of each business day including the last business day of the Plan year. Realized gains or losses on investments sold are recorded as the difference between the proceeds received upon sale and the market value of the investments at the beginning of the year or cost if acquired during the year. In accordance with the Plan's policy of stating investments at market value, net unrealized gains or losses for the period are included in the statement of changes in net assets available for benefits, with fund information, in the period during which the market value change occurs.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        EXPENSES OF THE PLAN

        The expenses incurred in the administration of the Plan are charged to the Plan by the Trustee if they are not paid by the Company.

        BENEFIT PAYMENTS AND LOANS MADE

        Benefits to terminated participants and loan repayments for terminated participants are recorded as a deduction from net assets when paid in accordance with guidance issued for accounting and disclosure by employee benefit plans. Loans made and loan repayments for active participants are recorded as transfers in the statement of changes in net assets available for benefits, with fund information. During 1998 and 1997, loans made totaled $2,010,976 and $698,895, respectively. During 1998 and 1997, loan repayments totaled $957,044 and $528,638, respectively.

3.      INVESTMENTS

        Investments representing 5% or more of net assets available for benefits were as follows:


                                           December 31,
                                        1998          1997
Collective Investments Trusts
   Schwab Stable Value Fund         $ 4,323,213   $ 3,634,354

Interest in Pooled Funds:
   Rainer Core Equity Fund           14,640,841    13,098,798
   Jurika & Voyles Balanced Fund      5,496,817     5,712,812
   Schwab S & P Select Share Fund    24,761,882    20,871,527

COMMON STOCK:
   Dreyer's Grand Ice Cream, Inc.    10,627,672     8,602,622


4.      INVESTMENTS IN MASTER TRUST

        Certain assets of the Plan are held in the Dreyer's Grand Ice Cream, Inc. Master Trust (the "Master Trust"). The Master Trust is a pooling of the Plan's and the Dreyer's Grand Ice Cream, Inc. Money Purchase Pension Plan's investment in the Loomis Sayles Bond Institutional Fund. Investments in the Master Trust are valued at the last quoted sales price of each business day. The net assets, investment income and gains and losses are allocated based on the pro-rata portion of each plan's interest in the Master Trust.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The Plan's percentage interest in the Master Trust at December 31, 1998 and 1997 was 2.3% and 0.3%, respectively. The changes in net assets of the Plan's interest in the Master Trust, and related amounts of investment income, for the years ended December 31, 1998 and 1997 were as follows:


                                                Years ended December 31,
                                                   1998         1997
Changes in net assets
   Increase in fair value of investments         $ 395,413    $  46,157
                                                 ---------    ---------

Investment income
   Interest                                      $   2,027    $     256
   Dividends                                        49,610        1,341
   Realized and unrealized gains/(losses), net     (28,213)      (1,235)
                                                 ---------    ---------

                                                 $  23,424    $     362
                                                 =========    =========


5.      PLAN TERMINATION

        Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event the Plan is terminated, participants' accounts shall become nonforfeitable and the net assets shall be allocated to each participant to provide benefits in accordance with the provisions of Section 4044 of ERISA.

6.      RECONCILIATION TO FORM 5500

        Due to several minor differences arising during the conversion of record keepers (Note 1), net assets as presented in the Form 5500 were $6,639 greater at December 31, 1997 than net assets presented in the financial statements. The effects of correcting these insignificant differences were recorded in 1998.

7.      TAX STATUS OF THE PLAN

        In January 1997, the Committee received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. Effective August 1, 1998, the Plan was amended to change the Plan's eligibility requirements, as defined in Note 1. The Committee is of the opinion that the Plan fulfills the requirements of a qualified Plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998              SCHEDULE I
--------------------------------------------------------------------------------


                                                  Number of
                                                  Shares or      Cost of       Current
Description of Investment                         Face Value      Asset         Value
Interest in Pooled Funds
  Schwab Stable Value Fund                          375,719   $ 4,103,764   $ 4,323,213
  Jurika & Voyles Balanced Fund                     379,877     5,901,652     5,496,817
  Rainier Core Equity Fund                          588,932    14,161,865    14,640,841
  BT Investment International Fund                   25,542       595,681       617,594
  Schwab S&P Select Share Fund                    1,303,943    19,997,975    24,761,882
  Schwab Treasury U.S. Money Market Fund                674           674           674

COMMON STOCK
  Dreyer's Grand Ice Cream                          702,656    10,513,548    10,627,672

OTHER INVESTMENTS
  Cash                                                              2,838         2,838

LOANS TO PARTICIPANTS
  (maturing from 1/1/99 to 1/1/04; 7% to 11%)                          --     2,753,732
                                                              -----------   -----------

                                                              $55,277,997   $63,225,263
                                                              -----------   -----------

DREYER'S GRAND ICE CREAM, INC. SAVINGS PLAN
REPORTABLE TRANSACTIONS
SERIES OF TRANSACTIONS DURING THE YEAR ENDED
DECEMBER 31, 1998 IN EXCESS OF 5% OF THE CURRENT
VALUE OF PLAN ASSETS AT DECEMBER 31, 1997 *                           SCHEDULE V
--------------------------------------------------------------------------------


                                                                                                           Current
                                                Number                                      Cost of       Value on
     Party              Description of            of         Purchase       Selling           Asset       Transaction     Realized
    Involved                Asset             Transactions    Price          Price          Disposed         Date         Gain(Loss)
Charles Schwab     Dreyer's Common Stock         221       $  7,353,647     $       -       $       -  $   7,353,647      $      -
  Trust Co.
                   Dreyer's Common Stock         222                  -     2,974,653       2,964,268      2,974,653        10,385

                   Schwab Stable Value Fund      188          3,570,857                                    3,570,857             -

                   Schwab Stable Value Fund      212                  -     3,098,213       3,052,032      3,098,213        46,181

                   Rainier Core Equity Fund      171          3,966,498                                    3,966,498             -

                   Rainier Core Equity Fund      224                  -     4,181,236       4,376,898      4,181,236      (195,662)

                   Schwab S&P Select Share
                     Fund                        188          5,992,722             -               -      5,992,722             -

                   Schwab S&P Select Share
                     Fund                        231                  -     7,327,931       6,791,849      7,327,931       536,082

                   Schwab Treasury U.S. Money
                      Market                     224          7,305,856             -               -      7,305,856             -

                   Schwab Treasury U.S. Money
                      Market                     231                  -     7,317,387       7,317,387      7,317,387             -

                   BT Investment
                      International Fund         141          1,678,740             -               -      1,678,740             -

                   BT Investment
                      International Fund         115                  -     1,129,949       1,136,284      1,129,949        (6,335)

                   Jurika & Voyles Balanced
                      Fund                       138          1,877,797             -               -      1,877,797             -

                   Jurika & Voyles Balanced
                      Fund                       218                  -     1,958,899       2,064,557      1,958,899      (105,658)

                   Loan Fund                     145          2,011,029             -               -      2,011,029             -

                   Loan Fund                     106                  -       957,097         957,097        957,097             -



* Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1997 as defined in
        Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Dreyer's Grand Ice Cream, Inc. Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        DREYER'S GRAND ICE CREAM, INC.
                                        SAVINGS PLAN

Date:  June 25, 1999
                                        By: /s/      WILLIAM C. COLLETT
                                            ------------------------------------
                                                     William C. Collett
                                        Member of Dreyer's Grand Ice Cream, Inc.
                                        Savings Plan Administrative Committee,
                                        as Plan Administrator



                                        By: /s/      JEFFREY R. SHIELDS
                                            ------------------------------------
                                                     Jeffrey R. Shields
                                        Member of Dreyer's Grand Ice Cream, Inc.
                                        Savings Plan Administrative Committee,
                                        as Plan Administrator